Exhibit 99.1

21Vianet Announces US$150 million Investment from Blackstone

BEIJING, June 22, 2020 (GLOBAL NEWSWIRE) — 21Vianet Group, Inc. (Nasdaq: VNET), a leading carrier- and cloud-neutral Internet data center services provider in China, today announced that funds managed by Blackstone (NYSE: BX) (“Blackstone”), one of the world’s leading investment firms, have agreed to make a US$150 million investment in the Company. As a result of this investment, Blackstone will become one of the Company’s largest institutional stockholders. The transaction is subject to the satisfaction of customary closing conditions.

This investment will further strengthen the balance sheet of 21Vianet and help support the rapid growth that 21Vianet is experiencing in wholesale and enterprise data center markets. 21Vianet intends to use the proceeds from the private placement on capital expenditures to reinforce its position in China’s hyper growth data center market.

“We are delighted to welcome Blackstone, one of the world’s leading investment firms, to partner with us to fuel our next phase of growth,” said Josh Chen, Founder and Executive Chairman, 21Vianet. “This investment is a valuable vote of confidence in the strategy being pursued by our team. Blackstone’s experience, connections and knowledge of the data center sector globally will help us embrace new infrastructure and digital transformation opportunities to better serve our customers.”

“China’s public cloud is experiencing exponential growth and 21Vianet is positioned to meaningfully accelerate its deployment of data center capacity,” said Jasvinder Khaira, Senior Managing Director, Tactical Opportunities, Blackstone.

“Josh and the management team have successfully built 21Vianet into one of China’s leading internet data center operators,” said Kishore Moorjani, Senior Managing Director and Asia Head of Tactical Opportunities, Blackstone. “We have been impressed with their technical capabilities, focus, and deep customer relationships.”

“We are excited to support 21Vianet’s growth plans and look forward to a partnership where we can assist with our global experience in the sector,” said Mike Shang, Managing Director, Tactical Opportunities, Blackstone.

The Blackstone investment in 21Vianet includes the following material terms:

•                  The investors will subscribe US$150 million newly issued Series A perpetual preferred shares (“Preferred Shares”).

•                  The Preferred Shares are convertible into American Depositary Shares (“ADSs”) of the Company at a conversion price of US$17.00 per ADS, or into Class A ordinary shares of the Company at a corresponding conversion price.  The conversion price represents a premium of 11% to the volume-weighted average price of ADSs for the 30 trading days immediately preceding the signing date, subject to customary anti-dilution adjustments.

•                  The Preferred Shares are not redeemable.

•                  The Preferred Shares will bear dividend at a rate of 4.5% per annum and rank senior to the Company’s ordinary shares in liquidation.

•                  21Vianet will have the right to trigger a mandatory conversion at its election, if its ADSs achieve a specified price threshold at 200% of the conversion price for a specified period.

As part of the transaction, Blackstone will designate a non-voting observer to attend meetings of the 21Vianet Board of Directors, subject to maintaining its shareholding at or above a specified percentage threshold.

Additional information regarding the private placement will be included in a Form 6-K to be filed by 21Vianet with the U.S. Securities and Exchange Commission.

About 21Vianet

21Vianet Group, Inc. is a leading carrier- and cloud-neutral Internet data center services provider in China. 21Vianet provides hosting and related services, including IDC services, cloud services, and business VPN services to improve the reliability, security and speed of its customers’ Internet infrastructure. Customers may locate their servers and equipment in 21Vianet’s data centers and connect to China’s Internet backbone. 21Vianet operates in more than 20 cities throughout China, servicing a diversified and loyal base of nearly 5,000 hosting and related enterprise customers that span numerous industries ranging from Internet companies to government entities and blue-chip enterprises to small- to mid-sized enterprises.

About Blackstone

Blackstone is one of the world’s leading investment firms. We seek to create positive economic impact and long-term value for our investors, the companies we invest in, and the communities in which we work. We do this by using extraordinary people and flexible capital to help companies solve problems. Our asset management businesses, with $538 billion in assets under management, include investment vehicles focused on private equity, real estate, public debt and equity, growth equity, opportunistic, non-investment grade credit, real assets and secondary funds, all on a global basis.  Further information is available at www.blackstone.com. Follow Blackstone on Twitter @Blackstone.

Safe Harbor Statement

This announcement contains forward-looking statements. These forward-looking statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. Statements that are not historical facts, including statements about 21Vianet’s beliefs and expectations, are forward looking statements. These statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Such statements are based upon management’s current expectations and current market and operating conditions, and relate to events that involve known or unknown risks, uncertainties and other factors, all of which are difficult to predict and many of which are beyond the Company’s control, which may cause the Company’s actual results, performance or achievements to differ materially from those in the forward-looking statements. Further information regarding these and other risks is included in 21Vianet’s reports filed with, or furnished to, the Securities and Exchange Commission. All information provided in this press release and in the attachments is as of the date of this press release, and 21Vianet undertakes no duty to update such information, except as required under applicable law.

Investor Relations and Media Contacts:

21Vianet Group, Inc.

Rene Jiang	Julia Jiang

+86 10 8456 2121	+86 10 8456 2121

IR@21Vianet.com	IR@21Vianet.com

ICR, Inc.

Xinran Rao

+1 (646) 405-4922

IR@21Vianet.com

Blackstone

Ellen Bogard, Global Public Affairs

+852 9731 9726

Ellen.Bogard@blackstone.com